Exhibit 99.1

Condensed Interim Financial Statements

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

For the Three and Nine-Month Periods Ended July 31, 2013

Unaudited

INDEX

Interim Statements of Financial Position	1

Interim Statements of Comprehensive Loss	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Condensed Interim Financial Statements	5 – 21

NOTICE TO READER

Management has compiled the unaudited condensed interim financial statements of Quest Rare Minerals Ltd. as at July 31, 2013 and for the three and nine-month periods then ended. These condensed interim financial statements have not been audited or reviewed by the Corporation’s independent auditors.

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF FINANCIAL POSITION

As at

	July 31, 2013 $	October 31, 2012 $

ASSETS
Current assets
Cash and cash equivalents	11,230,797	22,423,970
Investments [note 8]	1,500	4,003,316
Prepaid expenses and deposits	682,069	612,280
Commodity taxes and other receivables	452,158	1,239,995
Tax credits receivable	7,998,244	10,023,448

	20,364,768	38,303,009
Non-current assets
Tax credits receivable	2,837,225	1,987,225
Exploration and evaluation assets [note 4]	52,824,761	42,271,209

Total assets	76,026,754	82,561,443

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 7]	1,508,775	7,329,239
Premium liabilities [note 6(a)]	414,393	—

Total current liabilities	1,923,168	7,329,239

Equity
Share capital	79,458,171	77,498,615
Warrants	60,680	—
Contributed surplus	21,091,102	21,092,317
Deficit	(26,506,367)	(23,358,728)

Total equity	74,103,586	75,232,204

Total equity and liabilities	76,026,754	82,561,443

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended		Nine months ended
	July 31		July 31
	2013	2012	2013	2012
	$	$	$	$

REVENUES
Operator’s fees	—	—	—	59,948

EXPENSES
Professional fees [note 7]	138,029	22,554	388,337	584,423
Investor relations	259,908	414,512	1,187,754	1,629,993
Administration expenses [notes 5 and 7]	320,769	716,046	984,516	2,134,024
Impairment of exploration and evaluation assets [note 4]	537,379	75,160	781,333	111,535

	1,256,085	1,228,272	3,341,940	4,459,975

Operating loss	(1,256,085)	(1,228,272)	(3,341,940)	(4,400,027)

Finance income	78,558	119,324	202,551	426,752
Unrealized loss on investments held for trading [note 8]	(1,000)	(9,400)	(8,250)	(4,700)

	77,558	109,924	194,301	422,052

Loss before income taxes	(1,178,527)	(1,118,348)	(3,147,639)	(3,977,975)
Deferred income taxes [note 3]	—	—	—	330,327

Net loss and comprehensive loss for the period	(1,178,527)	(1,118,348)	(3,147,639)	(3,647,648)

Net loss per share
Basic and fully diluted	(0.02)	(0.02)	(0.05)	(0.06)

Weighted average number of outstanding shares
Basic and fully diluted	62,490,816	61,831,097	62,196,970	61,777,604

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF CHANGES IN EQUITY

Period ended

	Share capital		Warrants		Contributed surplus $	Deficit	Total
	#	$	#	$		$	$
Balance – November 1, 2012	61,864,684	77,498,615	—	—	21,092,317	(23,358,728)	75,232,204
Issuance of shares under flow-through arrangements [note 6]	4,065,360	1,742,297	—	—	—	—	1,742,297
Issuance of shares and warrants [note 6]	1,012,000	433,714	506,000	72,286	—	—	506,000
Issuance of shares for stock options [note 6]	295,000	132,905	—	—	(88,655)	—	44,250
Stock-based compensation [note 6]	—	—	—	—	16,357	—	16,357
Share issue costs [note 6]	—	(349,360)	—	(11,606)	—	—	(360,966)
Share issue costs – options issued to brokers [note 6]	—	—	—	—	71,083	—	71,083
Net loss for the period	—	—	—	—	—	(3,147,639)	(3,147,639)

Balance – July 31, 2013	67,237,044	79,458,171	506,000	60,680	21,091,102	(26,506,367)	74,103,586

Balance – November 1, 2011	61,729,684	77,418,495	3,315,485	5,673,444	13,568,213	(18,557,483)	78,102,669
Issuance of shares for stock options [note 6]	90,000	23,934	—	—	(12,934)	—	11,000
Issuance of shares on acquisition of mining properties [note 6]	25,000	47,175	—	—	—	—	47,175
Expiry of warrants during the period [note 6]	—	—	(3,315,485)	(5,673,444)	5,673,444	—	—
Stock-based compensation [note 6]	—	—	—	—	1,699,355	—	1,699,355
Net loss for the period	—	—	—	—	—	(3,647,648)	(3,647,648)

Balance – July 31, 2012	61,844,684	77,489,604	—	—	20,928,078	(22,205,131)	76,212,551

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF CASH FLOWS

	Nine months ended
	July 31
	2013	2012
	$	$

OPERATING ACTIVITIES
Loss before income taxes	(3,147,639)	(3,977,975)
Items not impacting cash:
Impairment of exploration and evaluation assets	781,333	111,535
Interest income receivable	(6,434)	57,105
Unrealized loss on investments held for trading	8,250	4,700
Stock-based compensation	(91,758)	1,226,619

	(2,456,248)	(2,578,016)
Net change in non-cash working capital items	617,883	387,855

Net cash flows used in operating activities	(1,838,365)	(2,190,161)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets [note 4]	(19,382,746)	(16,395,244)
Government credits	3,589,711	3,460,295
Disposal of investments	4,000,000	16,268,501

Net cash flows used in investing activities	(11,793,035)	3,333,552

FINANCING ACTIVITIES
Proceeds from issuance of shares and warrants	506,000	—
Proceeds from issuance of shares under flow-through arrangements	2,235,948	—
Proceeds from exercise of share options	12,000	11,000
Share issue costs	(315,721)	—

Net cash flows from financing activities	2,438,227	11,000

Net (decrease) increase in cash and cash equivalents	(11,193,173)	1,154,391
Cash and cash equivalents, beginning of period	22,423,970	25,942,689

Cash and cash equivalents, end of period	11,230,797	27,097,080

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

1. NATURE OF OPERATION

Quest Rare Minerals Ltd. [formerly Quest Uranium Corporation] [the “Corporation”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of the Corporation is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. The Corporation is a publicly-listed company and its shares are listed on both the Toronto Stock Exchange and NYSE MKT [formerly NYSE Amex] under the symbol “QRM”.

The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 4. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec.

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

Statement of Compliance

The condensed interim financial statements of the Corporation for the three and nine-month periods ended July 31, 2013 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The same accounting policies and methods of computation were followed in the preparation of these condensed interim financial statements as were followed in the preparation of the financial statements for the year ended October 31, 2012 except for the new standards and interpretations effective November 1, 2012. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements for the year ended October 31, 2012 which have been prepared in accordance with IFRS, as issued by the IASB.

These condensed interim financial statements were approved by the Board of Directors on September 10, 2013.

Adoption of new standards

IAS 1 Presentation of Financial Statements – Components of Other Comprehensive Income

On November 1, 2012, the Corporation adopted the amendments to IAS 1 which changed the grouping of items presented in other comprehensive income. Items that could be reclassified [or “recycled”] to profit or loss at a future point in time [for example, upon derecognition or settlement] have to be presented separately from items that will never be reclassified. The adoption of the amendment had no impact on the Corporation’s financial position or performance.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

3. INCOME TAXES

A reconciliation of income tax charge applicable to accounting loss before income tax at the weighted average statutory income tax rate to income tax charge at the Corporation’s effective income tax rate for the three and nine-month periods ended July 31 is as follows:

	Three-month period ended July 31,		Nine-month period ended July 31,
	2013	2012	2013	2012
	$	$	$	$
Loss before income tax	(1,178,527)	(1,118,348)	(3,147,639)	(3,977,975)

Expected tax charge at the average statutory income tax rate 26.76% [2012 – 26.94%]	(315,374)	(301,283)	(842,308)	(1,071,666)
Stock based compensation	1,891	100,578	(24,555)	330,451
Share issue costs booked through equity	(96,595)	—	(96,595)	—
Other non-deductible expenses or non-taxable revenues	(10,127)	6,219	11,562	(70,854)
Effect of changes in tax rates on temporary items		—	—	46,517
Changes in valuation allowance	420,205	194,486	951,896	435,225

Tax charge at effective income tax rate	—	—	—	(330,327)

The deferred tax asset and liability of the Corporation consist of the following:

	July 31, 2013	October 31, 2012
	$	$

Future income tax assets
Non-capital loss carry-forwards	3,789,442	2,861,346
Share issue costs	311,895	404,559
Investments	5,441	4,359

	4,106,777	3,270,264

Future income tax liabilities
Exploration and evaluation assets	(2,646,327)	(2,761,709)

Net future income tax assets	1,460,450	508,555
Unrecognized deferred tax assets	(1,460,450)	(508,555)

Net future income tax liabilities	—	—

As at July 31, 2013 the Corporation had $2,235,948 (note 6(a)) available to be renounced pursuant to flow-through arrangements (2012 – nil).

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

4. MINING PROPERTIES AND DEFERRED COSTS

During the nine-month period ended July 31, 2013, the Corporation maintained the following properties:

	November 1, 2012 $	Expenditures $	Tax credits $	Write-down $	July 31, 2013 $
Québec
Strange Lake
Acquisition	171,302	(927)	—	—	170,375
Exploration	32,504,287	12,505,109	(2,069,998)	—	42,939,998

Misery Lake
Acquisition	1,890,499	19,040	—	—	1,909,539
Exploration	3,914,029	548,030	(290,257)	—	4,171,802

Other
Acquisition	—	—	—	—	—
Exploration	—	102,432	(54,252)	(48,180)	—

	38,480,117	13,173,684	(2,414,507)	(48,180)	49,191,414

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	43,296	—	(43,296)	—

	—	43,296	—	(43,296)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	75,938	—	(75,938)	—

	—	75,938	—	(75,938)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	52,759	—	(52,759)	—

	—	52,759	—	(52,759)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2012	Expenditures	Tax credits	Write-down	July 31, 2013
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	(157,054)	—
Exploration	177,656	6,055	—	(183,711)	—

Misery Lake
Acquisition	(2,250)	—	—	2,250	—
Exploration	190	—	—	(190)	—

Alterra – Strange Lake
Acquisition	90,728	67,142	—	—	157,870
Exploration	751,572	(52)	—	—	751,520

Voisey’s Bay
Acquisition	180	—	—	—	180
Exploration	6,509	—	—	—	6,509

Other
Acquisition	—	—	—	—	—
Exploration	—	222,455	—	(222,455)	—

	1,181,639	295,600	—	(561,160)	916,079

Total Properties	39,661,756	13,641,277	(2,414,507)	(781,333)	50,107,193

Stock-based compensation [note 6]	2,609,453	108,115	—	—	2,727,568

	42,271,209	13,749,392	(2,414,507)	(781,333)	52,824,761

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

During the year ended October 31, 2012, the Corporation maintained the following properties:

	November 1, 2011	Expenditures	Tax credits	Write-down	October 31, 2012
	$	$	$	$	$
Québec
Strange Lake
Acquisition	116,153	55,149	—	—	171,302
Exploration	18,381,998	19,356,396	(5,234,107)	—	32,504,287

Misery Lake
Acquisition	1,809,135	81,364	—	—	1,890,499
Exploration	2,283,587	3,111,040	(1,480,598)	—	3,914,029

George River
Acquisition	—	—	—	—	—
Exploration	—	1,275	(607)	(668)	—

Nanuk
Acquisition	22,187	5,995	—	(28,182)	—
Exploration	113,566	—	—	(113,566)	—

Ramusio Lake
Acquisition	3,031	—	—	(3,031)	—
Exploration	8	—	—	(8)	—

Other
Acquisition	—	—	—	—	—
Exploration	—	366,971	(174,648)	(192,323)	—

	22,729,665	22,978,190	(6,889,960)	(337,778)	38,480,117

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	5,984	—	(5,984)	—

	—	5,984	—	(5,984)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2011	Expenditures	Tax credits	Write-down	October 31, 2012
	$	$	$	$	$
New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	5,309	—	(5,309)	—

	—	5,309	—	(5,309)	—

Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	—	157,054
Exploration	177,656	—	—	—	177,656

Misery Lake
Acquisition	(2,250)	—	—	—	(2,250)
Exploration	159	31	—	—	190

Alterra – Strange Lake
Acquisition	42,889	47,839			90,728
Exploration	151,562	600,010			751,572

Ramusio Lake
Acquisition	170	—	—	(170)	—
Exploration	111	—	—	(111)	—

Voisey’s Bay
Acquisition	1,080	(900)	—	—	180
Exploration	—	6,509	—	—	6,509

Other
Acquisition	—	—	—	—	—
Exploration	—	70,593	—	(70,593)	—

	528,431	724,082	—	(70,874)	1,181,639

Total Properties	23,258,096	23,713,565	(6,889,960)	(419,945)	39,661,756

Stock-based compensation	2,176,486	432,967	—	—	2,609,453

	25,434,582	24,146,532	(6,889,960)	(419,945)	42,271,209

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

As at July 31, 2013 a total of $1,236,354 of expenditures on exploration and evaluation assets were unpaid and included in accounts payable and accrued liabilities [July 31, 2012 – $1,837,748]. These amounts have been excluded from the statements of cash flows.

During the nine-months ended July 31, 2013, significant changes occurred in the following properties:

Strange Lake Newfoundland and Labrador

During the nine-month period ended July 31, 2013, a decision was taken not to renew any of the 66 claims in the Corporation’s geological interest in Newfoundland and Labrador, covering 1,650 hectares, and as a result, the Corporation has written off mining acquisition costs of $157,054 and deferred exploration expenditure of $183,711.

Misery Lake Newfoundland and Labrador

During the nine-month period ended July 31, 2013, a decision was taken to allow all 45 claims in the Corporation’s geological interest in Newfoundland and Labrador, covering 1,125 hectares, to lapse and as a result, the Corporation has written off mining acquisition costs of ($2,250) and deferred exploration expenditure of $190.

Alterra – Strange Lake Option Property / Newfoundland and Labrador

On November 7, 2012, the Corporation entered into an agreement with Search Minerals Inc. [“Search”] and Alterra Resources Inc. [“Alterra”] under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest in the claims. As a result, the Corporation has acquired a 50% undivided working interest in the claims. The right of the Corporation under the original agreement to earn an additional 15% interest remains unchanged.

Other, Québec, Newfoundland and Labrador, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the quarter ended July 31, 2013.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

5. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in administration expenses for the three and nine-month periods ended July 31, 2013 and 2012:

	Three-month period ended July 31,		Nine-month period ended July 31,
	2013	2012	2013	2012
Office Expenses:
Salaries and other employee benefits	140,925	118,622	413,674	301,469
Directors’ fees	53,750	53,750	161,250	151,250
Directors’ and Officers’ Insurance	26,090	30,772	77,389	83,079
Rent	45,551	37,659	139,146	81,421
Telephone and internet	2,658	2,998	7,990	9,022
Travel related costs	5,826	20,997	45,263	35,744
IT Services	15,114	14,969	64,228	30,741
Education and Training	428	6,081	4,864	49,652
Moving Expenses	—	17,560	—	43,304
Recruitment Costs	10,492	—	50,270	—
Repairs and Maintenance	98	2,212	6,547	2,212
Other Office Expenses	9,492	33,778	88,119	108,371
Bank Charges	2,496	1,966	8,063	6,469
Foreign Exchange loss	782	1,340	9,471	4,671
Stock-based compensation	7,067	373,342	(91,758)	1,226,619

Total	320,769	716,046	984,516	2,134,024

6. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

6. SHARE CAPITAL [Cont’d]

[a] Common shares

Issuances during the three and nine-month periods ended July 31, 2013

[i]	On July 25, 2013, the Corporation completed a private placement by issuing 4,065,360 flow-through shares at a price of $0.55 per share, for gross proceeds of $2,235,948. Of the total proceeds received for the flow-through shares, $1,742,297 was allocated to common shares and $493,651 to premium liabilities.

In addition, on July 25, 2013, the Corporation issued 1,012,000 units at a price of $0.50 per unit, for gross proceeds of $506,000. Each unit is comprised of one common share and one-half of a common share purchase warrant; each whole warrant entitles its holder to purchase one additional common share at a price of $0.80 until January 25, 2015. If at any time prior to the expiry date of the warrants, the weighted average price of the Corporation’s common shares on the Toronto Stock Exchange exceeds $1.20 for a period of not less than 20 consecutive trading days, the Corporation may reduce the period during which the warrants may be exercised, such that the warrants will expire on the date which is 30 days after the date on which the Corporation sends a notice to warrant holders. An amount of $72,286 related to common share purchase warrants was allocated to warrants (refer also to note 6[c]).

Further, on July 25, 2013, the Corporation issued broker compensation options entitling the agents for the private placement to purchase a maximum of 203,094 common shares of the Corporation at a price of $0.50 until January 25, 2015. The total fair value of broker options was $71,083, allocated to contributed surplus. The fair value of broker options was determined based on the Black-Scholes option pricing model using the weighted average assumptions as follows:

Risk-free interest rate	1.25%
Expected volatility	76%
Dividend yield	Nil
Expected life [in years]	1.5
Fair value at grant date	$0.35

In connection with the private placement, the Corporation paid cash commissions to agents of $224,996, issued broker compensation options of $71,083 and incurred other professional fees and expenses of $144,145 for a total of $440,224 which has been prorated between the share capital, warrants and premium liabilities of $349,360, $11,606 and $79,258 respectively.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

6. SHARE CAPITAL [Cont’d]

[ii]	During the nine-month period ended July 31, 2013, the Corporation issued 295,000 common shares at an average exercise price of $0.15 per share for a total cash amount of $44,250 for stock options exercised, and an amount of $88,655 related to exercised stock options was transferred from contributed surplus to capital stock.

Issuances during the three and nine-month periods ended July 31, 2012

[iii]	During the nine-month period ended July 31, 2012, the Corporation issued 90,000 common shares at an average exercise price of $0.12 per share for a total cash amount of $11,000 for stock options exercised, and an amount of $12,934 related to exercised stock options was transferred from contributed surplus to capital stock.

[iv]	In June 2012, the Corporation issued 25,000 common shares at a price of $1.887 per share to acquire mining properties (note 4).

[b] Stock Options

The outstanding options as at July 31, 2013 and October 31, 2012 and the respective changes during the six-month period and the year then ended are summarized as follows:

	Nine month period ended July 31, 2013		Year ended October 31, 2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	5,353,334	3.08	5,058,334	3.04
Granted	127,500	0.86	705,000	2.68
Exercised	(295,000)	0.15	(110,000)	0.13
Expired/cancelled	(468,334)	3.86	(300,000)	2.61

Outstanding, end of period	4,717,500	3.13	5,353,334	3.08

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

6. SHARE CAPITAL [Cont’d]

The following options are outstanding and exercisable as at July 31, 2013.

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $

0.00 to 0.749	359,167	1.04	0.16	359,167	0.16
0.75 to 1.499	700,000	1.24	0.77	650,000	0.75
1.50 to 2.249	338,333	5.02	1.98	311,665	2.00
2.25 to 2.999	998,333	6.38	2.71	973,333	2.71
3.75 to 4.499	1,546,667	7.21	4.44	1,546,667	4.44
4.50 to 5.249	500,000	7.22	4.69	500,000	4.69
5.25 to 5.999	275,000	6.99	5.70	275,000	5.70

The fair value of stock options granted during the three and nine-month periods ended July 31, 2013 and 2012 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three-month period ended July 31,		Nine-month period ended July 31,
	2013	2012	2013	2012
Risk-free interest rate	1.13%	1.25%	1.56%	1.28%
Expected volatility	99%	94%	97%	99%
Dividend yield	Nil	Nil	Nil	Nil
Expected life [in years]	5.00	5.00	5.00	5.00
Fair value at grant date	$0.47	$1.26	$0.63	$1.99

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

6. SHARE CAPITAL [Cont’d]

[c] Warrants

The outstanding warrants as at July 31, 2013 and October 31, 2012 and the respective changes during the nine-month period and the year then ended are summarized as follows:

	Nine-months ended July 31, 2013		Year ended October 31, 2012
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$
Outstanding balance, beginning of period	—	—	3,315,485	4.67
Granted	506,000	0.80	—	—
Exercised	—	—	—	—
Expired	—	—	(3,315,485)	4.67

Outstanding balance, end of period	506,000	0.80	—	—

As at July 31, 2013, the warrants outstanding each had a weighted average life of 1.49 years. The fair value of warrants granted during the nine-month period ended July 31, 2013 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

Risk-free interest rate	1.25%
Expected volatility	76%
Dividend yield	Nil
Expected life [in years]	1.5
Fair value at grant date	$0.24

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

6. SHARE CAPITAL [Cont’d]

[d] Restricted and Deferred Share Unit Plans

The outstanding restricted share units and deferred share units as at July 31, 2013 and the respective changes during the three and nine-month periods then ended are summarized as follows:

	Three-month period ended July 31, 2013
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Restricted Share Units		Deferred Share Units
Outstanding, beginning of period	—	—	150,000	1.73

Outstanding, end of period	—	—	150,000	1.73

Units exercisable	—	—	—	—

	Nine-month period ended July 31, 2013
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Restricted Share Units		Deferred Share Units
Outstanding, beginning of period	125,000	1.73	150,000	1.73
Cancelled during period	(125,000)	1.73	—	—

Outstanding, end of period	—	—	150,000	1.73

Units exercisable	—	—	—	—

The restricted share units cancelled during the nine-month period ended July 31, 2013 related to units which lapsed when a vesting condition, set by the Board of Directors, was not met. As a result, during the nine-month period ended July 31, 2013, an amount of $25,121 (2012 – nil) was credited to administration expenses and $6,280 (2012 – nil) was credited to exploration and evaluation assets in respect of stock-based compensation expense reversed and a corresponding reduction of $31,401 (2012 – nil) to contributed surplus.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

6. SHARE CAPITAL [Cont’d]

[e] Stock-based compensation

For the three and nine-month periods ended July 31, 2013, stock-based compensation expense of $7,067 and $(91,758) respectively [2012 – $373,342 and $1,226,619 respectively] is included in administration expenses in the statements of comprehensive loss. A stock-based compensation expense of $17,610 and $108,115 [2012 – $17,721 and $472,735 respectively] is included in exploration and evaluation assets.

7. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation retains the services of certain directors of the Corporation to carry out professional services. During the three and nine-month periods ended July 31, 2013, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 and $56,250 respectively [2012 – $18,750 and $18,750 respectively].

[b]	During the three and nine-month periods ended July 31, 2013 and 2012, the Corporation incurred fees to a law firm of which an officer and director of the Corporation is a partner. For the three-month period ended July 31, 2013, the total amount for such services provided was $149,578, of which $59,745 was recorded in professional fees, $68,638 was recorded in share issue costs and $21,195 was recorded in exploration and evaluation assets [2012 – $99,766, of which $56,482 was recorded in professional fees and $43,284 was recorded in exploration and evaluation assets]. For the nine-month period ended July 31, 2013, the total amount for such services provided was $451,573, of which $177,488 was recorded in professional fees, $19,586 was recorded in investor relations, $68,638 was recorded in share issue costs and $185,861 was recorded in exploration and evaluation assets [2012 – $397,039, of which $270,947 was recorded in professional fees, $30,364 was recorded in investor relations and $95,728 was recorded in exploration and evaluation assets]. As at July 31, 2013, an amount of $84,013 [October 31, 2012 – $106,056] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

7. RELATED PARTY TRANSACTIONS [Cont’d]

[c]	During the three-month period ended January 31, 2013, the Corporation entered into non-interest bearing on-demand loans with a director as well as with an Officer of the Corporation. The loans were made specifically to allow the borrowers to exercise stock options for common shares in the Corporation and to pay related taxes at a time when the Corporation’s policies governing the sale of the Corporation’s securities on the open market prohibited the borrowers from selling the shares acquired. As at July 31, 2013, the amounts included in commodity taxes and other receivables in respect of these loans were $77,151 and nil respectively [October 31, 2012 – nil and nil respectively].

[d]	Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the three and nine-month periods ended July 31, 2013 and 2012, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	Three months ended July 31,		Nine months ended July 31,
	2013	2012	2013	2012
	$	$	$	$
Salaries and employee benefits	160,749	183,731	521,977	538,345
Directors’ fees	53,750	61,250	161,250	158,750
Stock compensation	12,164	319,219	22,832	963,399

	226,663	564,200	706,059	1,660,494

8. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation has not used term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual, to which it is subject.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

8. FINANCIAL INSTRUMENTS [Cont’d]

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

The Corporation’s financial instruments consist of cash and cash equivalents, tax credits and other receivables, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, tax credits and other receivables and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value.

The Corporation’s investments are classified as follows:

			July 31, 2013		October 31, 2012
	Classification	Fair value level	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	1,500	1,500	9,750	9,750
Provincial bonds	Held-to-maturity	II	—	—	3,993,566	3,996,640

			1,500	1,500	4,003,316	4,006,390

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at July 31, 2013. The Corporation’s cash and cash equivalents are deposited with a major Canadian chartered bank and a Canadian financial institution and are held in highly-liquid investments.

The Corporation’s receivables consist mainly of commodity taxes receivable and tax credit receivables, and are therefore not subject to significant credit risk.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

July 31, 2013

8. FINANCIAL INSTRUMENTS [Cont’d]

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at July 31, 2013, the Corporation had a total of $11,230,797 in cash and cash equivalents. The Corporation manages liquidity risk through the management of its capital structure.

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk and foreign currency risk.

[a] Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation does not have any interest-bearing debt. The Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of their interest rate. Based on the exposures to cash and cash equivalents as at July 31, 2013 and assuming that all other variables remain constant, an increase or decrease of 100 basis points of the interest rate during the quarter would result in a decrease or increase of $2,808 respectively in comprehensive loss before income taxes.

The rates as at July 31, 2013 for Canadian and U.S. funds ranged from 1.20%-1.50% [October 31, 2012 – range of 1.20%-1.50%] and 0.10% [October 31, 2012 – 0.10%], respectively.

[b] Foreign currency risk

The Corporation’s functional currency is the Canadian dollar. The majority of the Corporation’s transactions are in Canadian dollars and the Corporation’s exposure to foreign currency is nominal.

As at July 31, 2013, the amount of cash and cash equivalents held in U.S. dollars was $38,745 [October 31, 2012 – $185,382].